
December 18, 2024

Ryan M. Weber
Chief Accounting Officer
Stronghold Digital Mining, Inc.
595 Madison Avenue, 28th Floor
New York, NY 10022

> **Re: Stronghold Digital Mining, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-40931**

Dear Ryan M. Weber:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Crypto Assets